SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73
4 - Registration Number (NIRE)
35300158792

01.02 - HEAD OFFICE

1 - ADDRESS			2 - DISTRICT
Av. Roque Petroni Júnior, 1464			Morumbi
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
04707-000	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
11	7420-1172	7420-1182	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX
11	7420-2247	-	-
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME
Ernesto Gardelliano
2 - ADDRESS			3 - DISTRICT
Av. Roque Petroni Junior, 1.464			Morumbi
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
04707-000	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
11	7420-1362	-	-	-
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX
11	7420-2982	-	-
16 - E-MAIL
ernesto.gardelliano@vivo.com.br

01.04 - General INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9 - AUDITOR					10 - CVM CODE
Ernst & Young Auditores Independentes S/S					00471-5
11 - NAME OF RESPONSIBLE PARTNER					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER
Luiz Carlos Passetti					001.625.898-32

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES	1 - CURRENT QUARTER	2 - PRIOR QUARTER	3 - SAME QUARTER IN PRIOR YEAR
(IN THOUSANDS)	06/30/2007	03/31/2007	09/30/2006
SUBSCRIBED CAPITAL
1 - COMMON	524,932	524,932	524,932
2 - PREFERRED	917,186	917,186	917,186
3 - TOTAL	1,442,118	1,442,118	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	4,495	4,495	4,495
6 - TOTAL	4,495	4,495	4,495

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and others
2 – SITUATION
Operating
3 – SHARE CONTROL NATURE
Private national
4 - ACTIVITY CODE
1130 - Telecommunications
5 - MAIN ACTIVITY
Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT
Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL	4 - CHANGE AMOUNT	5 – CHANGE NATURE	6 – NUMBER of SHARES ISSUED	7 - SHARE PRICE ON ISSUE DATE
		(In thousands of reais)	(In thousands of reais)		(Thousand)	(In reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
07/18/2007

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                                          Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                     As of 09/30/2007

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
1	TOTAL ASSETS	10,037,630	10,013,814
1.01	CURRENT ASSETS	108,264	142,555
1.01.01	CASH AND CASH EQUIVALENTS	23	86
1.01.02	RECEIVABLES	99,730	136,505
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	99,730	136,505
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	99,730	136,505
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	8,511	5,964
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	4,694	4,667
1.01.04.02	OTHER ASSETS	3,068	420
1.01.04.03	PREPAID EXPENSES	726	809
1.01.04.04	ADVANCES TO SUPPLIERS	23	6
1.01.04.05	DERIVATIVE CONTRACTS	-	62
1.02	NONCURRENT ASSETS	9,929,366	9,871,259
1.02.01	LONG-TERM RECEIVABLES	502,974	495,190
1.02.01.01	OTHER RECEIVABLES	501,111	493,327
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	498,575	490,487
1.02.01.01.02	OTHER ASSETS	529	529
1.02.01.01.03	PREPAID EXPENSES	2,007	2,127
1.02.01.01.04	DERIVATIVE CONTRACTS	-	184
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	9,426,392	9,376,069
1.02.02.01	INVESTMENTS	9,426,367	9,376, 035
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	8,680,975	8,552,724
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	745,288	823,207
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY AND EQUIPMENT	25	34
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,037,630	10,013,814
2.01	CURRENT LIABILITIES	761,751	198,574
2.01.01	LOANS AND FINANCING	76,142	42,672
2.01.02	DEBENTURES	558,225	39,961
2.01.03	SUPPLIERS	4,186	3,648
2.01.04	TAXES PAYABLE	1,481	1,467
2.01.05	DIVIDENDS PAYABLE	28,835	29,391
2.01.06	PROVISIONS	1,043	1,066
2.01.06.01	PROVISION FOR CONTINGENCIES	1,043	1,066
2.01.07	PAYABLES TO RELATED PARTIES	169	229
2.01.08	OTHER	91,670	80,140
2.01.08.01	PAYROLL AND SOCIAL CHARGES	1,757	1,723
2.01.08.02	DERIVATIVE CONTRACTS	14,607	3,467
2.01.08.03	OTHER LIABILITIES	75,306	74,950
2.02	NONCURRENT LIABILITIES	1,021,375	1,567,775
2.02.01	LONG-TERM LIABILITIES	1,021,375	1,567,775
2.02.01.01	LOANS AND FINANCING	16,916	56,890
2.02.01.02	DEBENTURES	1,000,000	1,500,000
2.02.01.03	PROVISIONS	210	101
2.02.01.03.01	PROVISION FOR CONTINGENCIES	210	101
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	4,249	10,784
2.02.01.06.01	DERIVATIVE CONTRACTS	3,929	10,464
2.02.01.06.02	FUNDING EXPENSES	320	320
2.02.02	DEFERRED INCOME	-	-
2.04	SHAREHOLDERS’ EQUITY	8,254,504	8,247,465
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2007	4 - 06/30/2007
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.04.04	REVENUE RESERVES	753,998	753,998
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	653,038	653,038
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	81,406	74,367

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	7,039	(117,258)	(192,640)	(819,449)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(3,806)	(12,811)	(2,355)	(13,953)
3.06.03	FINANCIAL	(39,362)	(123,539)	(73,356)	(292,814)
3.06.03.01	FINANCIAL INCOME	8,540	26,455	6,515	39,515
3.06.03.02	FINANCIAL EXPENSES	(47,902)	(149,994)	(79,871)	(332,329)
3.06.04	OTHER OPERATING INCOME	-	738	22	511
3.06.05	OTHER OPERATING EXPENSES	(78,044)	(234,935)	(78,501)	(234,920)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	128,251	253,289	(38,450)	(278,273)
3.07	OPERATING RESULT	7,039	(117,258)	(192,640)	(819,449)
3.08	NONOPERATING INCOME (LOSS)	-	16	(3,295)	(6,798)
3.08.01	REVENUES	-	53	(1)	28
3.08.02	EXPENSES	-	(37)	(3,294)	(6,826)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	7,039	(117,242)	(195,935)	(826,247)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	-	-	-	(723)
3.11	DEFERRED INCOME TAX	-	-	-	-

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	LOSS FOR THE PERIOD	7,039	(117,242)	(195,935)	(826,970)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,437,623	1,437,623
	EARNINGS PER SHARE	0.00490	-	-	-
	LOSS PER SHARE	-	(0.08155)	(0.13629)	(0.57523)

02.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
1	TOTAL ASSETS	16,923,979	16,504,712
1.01	CURRENT ASSETS	6,041,924	5,323,304
1.01.01	CASH AND CASH EQUIVALENTS	1,561,736	930,212
1.01.01.01	CASH AND BANKS	57,459	57,349
1.01.01.02	SHORT-TERM INVESTMENTS	1,504,277	872,863
1.01.02	RECEIVABLES	2,029,557	1,911,455
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,029,557	1,911,455
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.03	INVENTORIES	412,121	316,821
1.01.04	OTHER	2,038,510	2,164,816
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,673,874	1,641,680
1.01.04.02	DERIVATIVE CONTRACTS	440	2,526
1.01.04.03	OTHER ASSETS	135,185	156,574
1.01.04.04	PREPAID EXPENSES	227,677	351,741
1.01.04.05	ADVANCES TO SUPPLIERS	1,334	12,295
1.02	NONCURRENT ASSETS	10,882,055	11,181,408
1.02.01	LONG-TERM RECEIVABLES	2,514,269	2,589,562
1.02.01.01	OTHER RECEIVABLES	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.01.03	OTHER	2,510,579	2,585,872
1.02.01.03.01	SHORT-TERM INVESTMENTS	26,518	24,992
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	2,420,249	2,494,427
1.02.01.03.03	DERIVATIVE CONTRACTS	2,493	1,680
1.02.01.03.04	OTHER ASSETS	17,561	27,135
1.02.01.03.05	PREPAID EXPENSES	43,758	37,638
1.02.02	PERMANENT ASSETS	8,367,786	8,591,846
1.02.02.01	INVESTMENTS	745,400	823,320
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	745,288	823,207
1.02.02.01.05	OTHER INVESTMENTS	112	113
1.02.02.02	PROPERTY AND EQUIPMENT	5,999,338	6,103,014
1.02.02.03	INTANGIBLE ASSETS	1,523,218	1,554,337
1.02.02.04	DEFERRED CHARGES	99,830	111,175

02.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –09/30/2007	4 – 06/30/2007
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,923,979	16,504,712
2.01	CURRENT LIABILITIES	5,884,817	5,085,266
2.01.01	LOANS AND FINANCING	1,256,763	1,186,969
2.01.02	DEBENTURES	558,225	39,961
2.01.03	SUPPLIERS	2,406,744	2,373,172
2.01.04	TAXES PAYABLE	487,235	466,647
2.01.05	DIVIDENDS PAYABLE	50,543	51,270
2.01.06	PROVISIONS	65,369	97,321
2.01.06.01	PROVISION FOR CONTINGENCIES	65,369	79,329
2.01.06.02	PROVISION FOR PENSION PLAN	-	17,992
2.01.07	PAYABLES TO RELATED PARTIES	508	928
2.01.08	OTHER	1,059,430	868,998
2.01.08.01	PAYROLL AND SOCIAL CHARGES	156,812	136,779
2.01.08.02	DERIVATIVE CONTRACTS	446,898	387,949
2.01.08.03	DEFERRED REVENUE	261,394	153,121
2.01.08.04	OTHER LIABILITIES	194,326	191,149
2.02	NONCURRENT LIABILITIES	2,784,658	3,171,981
2.02.01	LONG-TERM LIABILITIES	2,784,658	3,171,981
2.02.01.01	LOANS AND FINANCING	1,223,431	978,798
2.02.01.02	DEBENTURES	1,000,000	1,500,000
2.02.01.03	PROVISIONS	133,186	133,555
2.02.01.03.01	PROVISION FOR CONTINGENCIES	130,184	130,554
2.02.01.03.02	PROVISION FOR PENSION PLAN	3,002	3,001
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	428,041	559,628
2.02.01.06.01	TAXES PAYABLE	225,601	221,928
2.02.01.06.02	DERIVATIVE CONTRACTS	63,622	202,025
2.02.01.06.03	OTHER LIABILITIES	138,272	135,229
2.02.01.06.04	FUNDS FOR CAPITALIZATION	446	446
2.02.02	DEFERRED INCOME	-	-
2.03	MINORITY INTEREST	-	-
2.04	SHAREHOLDERS’ EQUITY	8,254,504	8,247,465
2.04.01	CAPITAL STOCK	6,347,784	6,347,784
2.04.02	CAPITAL RESERVES	1,071,316	1,071,316

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2007	4 – 06/30/2007
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.04.04	REVENUE RESERVES	753,998	753,998
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE REVENUE RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	653,038	653,038
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER REVENUE RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	81,406	74,367
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

03.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 –07/01/2007 to 09/30/2007	4 - 01/01/2007 to09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.01	GROSS SALES AND/OR SERVICES	4,621,981	12,896,385	3,961,229	11,343,229
3.02	DEDUCTIONS	(1,373,523)	(3,776,040)	(1,136,338)	(3,342,995)
3.03	NET SALES AND/OR SERVICES	3,248,458	9,120,345	2,824,891	8,000,234
3.04	COST OF SALES AND/OR SERVICES	(1,700,371)	(4,753,165)	(1,556,263)	(4,089,417)
3.05	GROSS PROFIT	1,548,087	4,367,180	1,268,628	3,910,817
3.06	OPERATING EXPENSES/INCOME	(1,419,775)	(4,263,952)	(1,390,935)	(4,607,476)
3.06.01	SELLING EXPENSES	(905,808)	(2,623,779)	(872,058)	(2,938,236)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(299,616)	(891,563)	(245,190)	(774,535)
3.06.03	FINANCIAL	(113,874)	(356,903)	(201,559)	(601,430)
3.06.03.01	FINANCIAL INCOME	46,848	151,652	40,508	217,908
3.06.03.02	FINANCIAL EXPENSES	(160,722)	(508,555)	(242,067)	(819,338)
3.06.04	OTHER OPERATING INCOME	109,623	267,798	164,891	323,775
3.06.05	OTHER OPERATING EXPENSES	(210,100)	(659,505)	(237,019)	(617,050)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING RESULT	128,312	103,228	(122,037)	(696,659)
3.08	NONOPERATING INCOME	(201)	(7,397)	(4,688)	(10,847)
3.08.01	REVENUES	1,707	16,150	38,465	40,008
3.08.02	EXPENSES	(1,908)	(23,547)	(43,153)	(50,855)
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	128,111	95,831	(126,995)	(707,506)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(123,785)	(223,576)	(69,927)	(153,885)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	(7,968)
3.12.01	INTEREST	0	0	0	(7,968)
3.12.02	CONTRIBUTIONS	0	0	0	0

03.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2007 to 09/30/2007	4 - 01/01/2007 to 09/30/2007	5 – 07/01/2006 to 09/30/2006	6 - 01/01/2006 to 09/30/2006
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.14	MINORITY INTEREST	0	0	0	0
3.15	PROFIT/LOSS FOR THE PERIOD	4,326	(127,745)	(196,922)	(869,359)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	1,437,623	1,437,623	1,437,623	1,437,623
	EARNINGS PER SHARE	0.00301	-	-	-
	LOSS PER SHARE	-	(0.08886)	(0.13698)	(0.60472)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2007
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S/A (“Company”) - formerly Telesp Celular Participações S/A - is a publicly traded corporation which at September 30, 2007 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda. that jointly hold (treasury shares excluded) 62.95% of the Company’s total capital.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of total capital), PT Móveis Serviços de Telecomunicações SGPS S/A (49.999% of total capital) and Portugal Telecom SGPS S/A (0.001% of total capital).

The wholly-owned subsidiary Vivo S/A is a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted for the areas of service described below:

Area of Service	Authorization Valid Until
Sao Paulo	August 5, 2008
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	January 20,2009
Rio Grande do Sul	December 17, 2022
Paraná and Santa Catarina	April 8, 2013
Rio de Janeiro	November 29, 2020
Espirito Santo	November 30, 2008
Bahia	June 29, 2008
Sergipe	December 15, 2008
Federal District	July 24, 2021
Goias and Tocantins	October 29, 2008
Mato Grosso	March 30,2009
Mato Grosso do Sul	September 28, 2009
Rondonia	July 21, 2009
Acre	July 15, 2009
Amazonas, Roraima, Amapá, Pará and Maranhão	November 29, 2013

The authorizations granted may be renewed just once, for a 15-year period, against a payment every two years of rates equivalent to 2% (two per cent) of revenues for the year prior to that of the payment, net of taxes and mandatory social contributions, related to the application of the Basic and Alternative Plans of Service. Vivo - RJ, Vivo - RS and Vivo - DF had their authorizations extended by Act No. 54324 of November 28, 2005; No. 59121 of June 20, 2006; and No. 59120 of June 20, 2006, respectively.

The subsidiary's business and the services it may provide are regulated by the National Telecommunications Agency (ANATEL), the regulator for telecommunications services, in accordance with Law No. 9472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

On February 22, 2006, the General Shareholders’ Meeting approved the absorption of shares of Tele Centro Oeste Celular Participações S/A (“TCO”) to be converted into a wholly-owned subsidiary of Vivo Participações S/A and the merger of Tele Sudeste Celular Participações S/A (“TSD”),Tele Leste Celular Participações S/A (“TLE”) and Celular "CRT" Participações S/A (“CRTPart”) into the Company, as described in the Notice of a Material Fact dated December 4, 2005.

The results of the merged companies for the period from January 1 through February 22, 2006 are posted to the Company’s results as established in the merger protocol.

Auction of share fractions

On April 19 and 24, 2006 auctions were held on the Sao Paulo Stock Exchange – BOVESPA to place again on the “Free Float” market 641,766 shares (310,366 common shares under code VIVO3 and 331,400 preferred shares under code VIVO4), corresponding to the fractions determined in the exchange of shares of Tele Sudeste Celular Participações S/A, Tele Centro Oeste Celular Participações S/A, Tele Leste Celular Participações S/A and Celular "CRT" Participações S/A for shares of Vivo Participações S/A resulting from the corporate restructuring approved by the Special Shareholders’ Meeting of February 22, 2006. The amounts determined on the sale are at the disposal of the holders of these share fractions at any branch of Banco ABN Amro Real S/A, the depositary entity of the book-entry shares of Vivo Participações S/A.

Corporate restructuring

At the Special Shareholders’ Meeting held on October 31, 2006, the merger by the wholly-owned subsidiary Global Telecom S/A of the other wholly-owned subsidiaries of Vivo Participações S/A, namely Telergipe Celular S/A, Telebahia Celular S/A, Telerj Celular S/A, Telest Celular S/A, Celular "CRT" S/A, Telesp Celular S/A and Tele Centro Oeste Celular Participações S/A, as well as of the latter’s subsidiaries Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A, Teleacre Celular S/A and Norte Brasil Telecom S/A was approved.

The implementation of the Corporate Restructuring was meant to simplify the corporate and operational structure, by unifying the general business management of the operating companies, which were concentrated in a single operating company controlled by the Company, optimizing synergies between the companies involved, following the process which began with the corporate restructuring approved at the special shareholders’ meetings held on February 22, 2006. Similarly and simultaneously with the Corporate Restructuring implementation, the name of Global Telecom S/A was changed into Vivo S/A (“Vivo”).

The merger of the subsidiaries were previously approved by the National Telecommunications Agency (ANATEL) on July 25, 2006 by the Act No. 59867, published in the Federal Official Gazette (DOU) on July 27, 2006.

By virtue of the fact that the Corporate Restructuring did not directly involve Vivo Participações S/A, and was restricted to its subsidiaries, the company’s capital and shareholders' equity as well as its shareholding structure and the rights derived from the shares it issued did not undergo any change.

Acquisitions - Telpart Participações S.A., Telemig Participações S.A. and Tele Norte Participações S.A.

On August 02, 2007, in accordance with the terms of the Instruction CVM no. 358, of January 03, 2002, the Company celebrated a stock purchase agreement with Telpart Participações S.A. (Telpart ") to acquire (i) 72,581,089,368 (seventy two billion, five hundred and eighty one million, eighty nine thousand and three hundred and sixty eight) common shares and 9,699,320,342 (nine billion, six hundred and ninety nine million, three hundred twenty thousand and three hundred and forty two) preferred shares of Telemig Celular Participações S.A. (" Telemig Participações "), corresponding to 53.90% of voting capital , 4,27% of non-voting capital  and 22,72% of total capital; and (ii) 64,633,961,594 (Sixty four billion, six hundred and thirty three million, nine hundred and sixty one thousand and five hundred ninety four) common shares and 185,778,351 (one hundred and eighty five million, seven hundred and seventy eight thousand and three hundred and fifty one) preferred shares of Tele Norte Celular Participações S.A. (" Tele Norte Participações "), corresponding to 51,86% of voting capital , 0,09% of non-voting capital  and 19,34% of  total capital (the Acquisition "). Telemig Participações is the controlling shareholder of Telemig Celular S.A. ( "Telemig Celular”), which is  the SMP provider in  Area 4 of  Region 1 of the General Plan of Authorizations of SMP, that covers the State of Minas Gerais, and to Tele Norte Participações is the controlling shareholder of the Amazônia Celulat S.A. (" Amazônia Celular "), which is the mobile service provider  of SMP in the Area 8 of the Region 1 of the General Plan of Authorizations of SMP, that embraces States of Amazonas, Roraima, Amapá, Pará and Maranhão.

The ratification of the sale and purchase agreement was approved by the general meetings of shareholders of the Company and of Telpart. The conclusion of the Acquisition (“Closing ") is subjected to certain conditions precedent set forth in the stock purchase agreement, including, without limitation, the approval for the “National Agency for Telecomunications- ANATEL”, the Brazilian Communications regulator. The Acquisition was submitted to “Conselho Administrativo de Direito Econômico- CADE”, the Brazilian Antitrust Commission.

The price agreed in the stock purchase agreement is of R$1,213,100,000.00 (the " purchasing price "), that corresponds to: (i) R$1,093,090,107.00 for the shares held by Telemig Participações in Telpart, represented R$14.21 per lot of 1,000 common shares of Telemig Participações and R$6.39 per lot of 1,000 preferred shares of Telemig Participações and, (ii) R$120,009,893.00 for the shares held byTele Norte Participações owned by Telpart, represented by R$1.85 per lot of 1,000 common shares of Tele Norte Participações and R$0.66 per lot of 1,000 preferred shares of Tele Norte Participações. The Purchase Prices to be paid by Vivo Participações implies R$2,488.29 for common share of Telemig Celular and of R$56.72 for lot of 1,000 common shares of the Amazônia Celular. The references to the Purchase Price regarding  each type of shares relate to the prices for lots of 1,000 shares, in order to beconsistent with the form such shares are currently trade in market (except with respect to Telemig Celular shares, which are traded on a per share basis).

From the execution of the stock purchase agreement until the date of the Closing, the Purchased Price will accrue by the Brazilian daily – CDI rate  and will be subject to certain adjustments as contemplated in the stock purchase agreement. Moreover, the prices for share mentioned before will be further adjusted to reflect the result of ongoing  reverse split  processes approved at shareholders’ meeting of Telemig Participações, Tele Norte Participações and  Amazônia Celular all held on July 12, 2007.

Acquisition of a spectrum in Tender 001/2007/SPV-ANATEL

On September 25, 2007, the Company,  through its  subsidiary VIVO  S.A. (Vivo”) was the winning bidder of the Band L lots, except for lot 16 (area of Londrina-PR) and of lot 20 (North of Brazil), after the opening of the proposals of prices carried through in that date in the headquarters of the ANATEL. Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP. Accordingly, Vivo managed to complete its last coverage gap and will be soon operating in the whole Brazilian territory.

In order to achieve this benchmark, Vivo offered 50.60% average premium over the minimum price set in the auction call notice. Vivo’s offering was around R$ 169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the auction call notice, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, which term is always counted as from the date of execution of the Term of Authorization referring to this bidding process .Therefore, the price to be paid by Vivo shall be around R$ 85.3 million, with a down payment of 10% (R$ 8.5 million). Such down payment is to be made at the time of the execution of the Terms of Authorization and the balance will be payable in 6 annual installments, with a grace period of 3 years, adjusted to the general price index (IGP-DI) rate plus 1% monthly. Even on September 30, 2007, Vivo had not signed the term related of authorization.

2. PRESENTATION OF FINANCIAL STATEMENTS

Company and consolidated Quarterly Information ("ITR") are presented in thousands of Brazilian Reais (unless indicated otherwise) and have been prepared in accordance with accounting practices adopted in Brazil, considering Brazil’s corporate legislation, norms applicable to concessionaries of public telecommunications services and accounting procedures established by the Brazilian Securities Commission (CVM).

This Quarterly Information was prepared following principles, practices and criteria consistent with those adopted in the preparation of previous fiscal year's financial statements and should be analyzed in conjunction with such statements.

Intercompany asset and liability, revenue and expense balances were eliminated on consolidation.

The interim financial statements at September 30, 2006 and June 30, 2007 were reclassified, when applicable, for comparison purposes.

The reconciliation between Company's and consolidated loss for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	September 30, 07	September 30, 06
Company loss	(117,242)	(826,970)
Subsidiaries Fiscal Incentives	-	(24,162)
Subsidiaries Donations	(10,503)	(14,680)
Dividends and interest on shareholders' equity in subsidiaries	-	(3,547)
Consolidated Loss	(127,745)	(869,359)

3. SHORT-TERM INVESTMENTS

	Consolidated
	September 30, 07	June 30, 07
Short-term investments	1,530,795	897,855

Current	1,504,277	872,863
Noncurrent	26,518	24,992

The short-term investments refer mostly to highly-liquid fixed income investments, indexed to the variation of  Interbank Deposit Certificates ("CDI").

At September 30, 2007, the subsidiary had short-term investments offered as collateral in lawsuits in the amount of R$ 27,894 (R$ 39,574 as of June 30, 2007).

A portion of the balance of short-term investments has been offered as collateral for loans and financing (Note 15e), in the amount of R$ 26,518 as of September 30, 2007 (R$24,992 as of June 30, 2007).

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	September 30, 07	June 30, 07
Receivables from unbilled services	507,009	519,050
Receivables from billed services	888,648	755,141
Receivables from interconnection fees	633,451	671,342
Receivables from goods sold	369,032	342,112
(-) Allowance for doubtful accounts	(368,583)	(376,190)
Total	2,029,557	1,911,455

No client accounts for more than 10% of trade accounts receivable, net as of September 30, 2007 and June 30, 2006.

At September 30, 2007 the balance of accounts receivable includes R$ 249,936 (R$ 372,322 as of June 30, 2007) related to co-billing with other operating companies, the amounts of which were determined on the basis of statements of commitment, since contracts have not yet been signed by the parties. Pending matters related to the definition of responsibility for losses resulting from fraud have not yet been resolved, and depend upon decision by the regulating agency and agreement between the parties.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2007	2006
Balance at beginning of year	353,306	249,399
Additional allowance (Note 21)	288,965	647,573
Write-offs and recoveries	(273,688)	(526,044)
Merged assets	-	107,342
Balance as of September 30	368,583	478,270

5. INVENTORIES

	Consolidated
	September 30,07	June 30,07
Handsets	423,375	330,039
Accessories and other	24,063	22,499
(-) Allowance for obsolescence	(35,317)	(35,717)
Total	412,121	316,821

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	September 30, 07	June 30, 07	September 30,07	June 30,07
Prepaid income and social contribution taxes	473,165	465,076	545,666	537,138
Withheld income tax	164	164	46,531	37,302
State VAT (ICMS) recoverable	-	-	453,489	420,214
PIS and COFINS recoverable	28,529	28,529	321,696	316,356
Other recoverable taxes	268	242	45,986	44,623
Total recoverable taxes	502,126	494,011	1,413,368	1,355,633
Deferred income and social contribution taxes	1,143	1,143	2,628,208	2,733,296
ICMS to be allocated	-	-	52,547	47,178

Total	503,269	495,154	4,094,123	4,136,107

Current	4,694	4,667	1,673,874	1,641,680
Noncurrent	498,575	490,487	2,420,249	2,494,427

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	September 30, 07	June 30, 07
Absorbed fiscal credit - restructuring	706,337	778,271
Tax credits on allowances for:
Obsolescence	12,008	12,144
Contingencies	137,908	141,369
Doubtful debt	125,318	127,905
Customer fidelity program	26,114	25,171
Employee profit sharing	22,621	18,469
Suppliers	111,484	118,376
Other amounts	380,360	397,518
Income and social contribution tax loss carryforwards	1,106,058	1,114,073

Total deferred taxes	2,628,208	2,733,296

Current	895,212	925,329
Noncurrent	1,732,996	1,807,967

The deferred taxes were set up assuming its future realization as follows:

a)  Income and social contribution tax loss carryforwards: to be offset up to 30% of the tax bases determined for subsequent years.

b)  Merged tax credit: represented by the net balance of goodwill and the provision for maintaining the integrity of the net equity (note 6.2). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the corporate restructuring process support the recovery of the value within this period.

c)  Temporary differences: realization will occur upon payment of the provisions, actual loss on doubtful debt or sale of inventories.

At December 31, 2006 the Company prepared technical feasibility studies, approved by its Board, which indicated the full recovery of recognized deferred tax amounts, as defined by CVM instruction No. 371.

During the quarter ended September 30, 2007, no material fact occurred that indicated limitations to the full recovery of deferred taxes.

6.2 .Tax benefits – Corporate Restructuring

The goodwill paid when Company went private and when its subsidiaries were acquired was transferred by the acquiring to the acquired companies.

Prior to these transfers, provisions were recorded for the maintenance of the subsidiary's net equity and, consequently, the net assets merged represent essentially the tax advantage resulting from the deduction of the goodwill merged.

Company’s and its subsidiary’s accounting records for corporate and tax purposes include specific accounts related to merged goodwill and provision and respective amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	September 30, 07			June 30, 07
Restructuring	Goodwill	Provision	Net	Net
TCO - 1st acquisition	501,039	(330,686)	170,353	195,908
TCO - 2nd acquisition	226,051	(149,193)	76,858	83,638
TC- Privatization	691,760	(456,562)	235,198	262,336
TLE - Privatization	99,067	(65,385)	33,682	36,416
GT - Acquisition	559,548	(369,302)	190,246	199,973

Total	2,077,465	(1,371,128)	706,337	778,271

The changes during the nine-month periods ended September 30 are as follows:

	Consolidated
	September 30,07	September 30, 06
Results:
Amortization of goodwill	(660,786)	(574,959)
Reversal of Provision	444,983	386,578
Tax credit	215,803	188,381

Effect on results	-	-

Proportionately to the effective realization of tax benefits, relevant amount will be absorbed by capital in favor of controlling shareholders, while the other shareholders will be assured of the right of first refusal. The resources originating from the exercise of this right will be paid to controlling shareholders.

As of December 31, 2006, R$ 305,531 referring to tax benefits realized until December 31, 2005 were capitalized, of which R$ 194,277 corresponding to Vivo Participações S/A with the issueance of shares and R$ 111,254 corresponding to Tele Centro Oeste Celular Participações S/A without issuance of shares.

7. PREPAID EXPENSES

	Company		Consolidated
	September 30, 07	June 30, 07	September 30, 07	June 30, 07
FISTEL fee	-	-	178,460	267,418
Rent	-	-	21,775	27,055
Advertising to be distributed	-	-	41,783	66,793
Financial charges	2,733	2,936	3,076	3,336
Other	-	-	26,341	24,777

Total	2,733	2,936	271,435	389,379

Current	726	809	227,677	351,741
Noncurrent	2,007	2,127	43,758	37,638

8. OTHER ASSETS

	Company		Consolidated
	September 30, 07	June 30, 07	September 30, 07	June 30, 07
Judicial deposits	175	144	83,060	93,449
Advances to employees	-	-	13,653	14,737
Credits with suppliers	-	-	3,262	12,193
Intercompany credits	1,863	1,863	4,372	4,439
Subsidies on terminal sales	-	-	43,365	56,537
Other assets	3,422	805	8,724	6,044

Total	5,460	2,812	156,436	187,399

Current	3,068	420	135,185	156,574
Noncurrent	2,392	2,392	21,251	30,825

9. INVESTMENTS

a)  Investments in subsidiary

     As of September 30, 2007, Vivo S.A. is a wholly-owned subsidiary of the Company.

b)  Number of shares

      As of September 30, 2007, the Company holds 3,810,478 common shares of Vivo S/A

c)  Information on subsidiaries

	Shareholder’s equity		Net income(loss) For the nine-month period ended
Investees	September 30, 07	June 30, 07	September 30, 07	September 30, 06
Telesp Celular S.A.	-	-	-	32,333
Vivo S.A. (formerly Global Telecom S.A.)	8,680,975	8,552,724	242,786	(197,977)
Tele Centro Oeste Celular Participações S.A.	-	-	-	9,450
Celular CRT S.A.	-	-	-	(24,109)
Telerj Celular S.A.	-	-	-	(53,584)
Telest Celular S.A.	-	-	-	39,778
Telebahia Celular S.A.	-	-	-	(95,396)
Telergipe Celular S.A.	-	-	-	1,073

d)  Breakdown and changes

The balance of Company's investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and valuation allowance, as well as other investments, as shown below:

	Company		Consolidated
	September 30, 07	June 30, 07	September 30, 07	June 30, 07
Investment in subsidiaries	7,575,156	7,446,905	-	-
Goodwill on the acquisition of investments, net	1,004,951	1,100,138	1,004,951	1,100,138
Advance for future capital Increase	1,105,819	1,105,819	-	-
Valuation allowance (a)	(259,663)	(276,931)	(259,663)	(276,931)
Other investments	104	104	112	113

Investment balance	9,426,367	9,376,035	745,400	823,320

(a) Allowance set up at December 31, 2001 and 2002 to recognize permanent losses on goodwill, as a consequence of losses accumulated at those dates by subsidiary Global Telecom.

The movement of the investments in subsidiaries for the nine periods ended in September 30, as follow as:

d.1) Investments in subsidiaries

	September 30, 07	September 30, 06
Balance at beginning of year	7,358,367	4,371,626
Investment grants	10,503	14,680
Equity pick-up	242,786	(296,500)
Dividends and interest on shareholders' equity in subsidiaries	-	3,547
Merger of companies	-	4,167,466
Capital increase	-	318,570
Capital increase with reserves	-	305,531
Capital reduction	(36,500)	(631,800)
Interim dividend	-	(1,763,293)

Balance at September 30	7,575,156	6,489,827

d.2) Goodwill on the acquisition of investments, net

	September 30, 07	September 30, 06
Balance at beginning of year	1,290,512	1,869,387
Amortization of goodwill (Note 23)	(285,561)	(286,284)
Balance at September 30	1,004,951	1,583,103

d.3) Advance for future capital increase

	September 30, 07	September 30, 06
Balance at beginning of year	1,105,819	1,279,500
Merged assets	-	293,021
Reserve realization	-	(305,531)
Balance at September 30	1,105,819	1,266,990

d.4) Valuation allowance

	September 30, 07	September 30, 06
Balance at beginning of year	(311,467)	(380,541)
Amortization of losses (proportionately to goodwill) (Note 23)	51,804	51,804

Balance at September 30	(259,663)	(328,737)

10. PROPERTY AND EQUIPMENT AND, NET

	Yearly depreciation rates %

		Consolidated
		September 30, 07			June 30, 07
		Cost	Accumulated depreciation	Property and equipment, net	Property and equipment, net
Transmission equipment	10.00 to 20.00	7,440,220	(5,248,289)	2,191,931	2,241,543
Switching equipment	10.00 to 20.00	3,614,891	(2,211,678)	1,403,213	1,435,088
Infrastructure	2.87 to 20.00	2,449,004	(1,295,412)	1,153,592	1,159,535
Land	-	59,785	-	59,785	59,929
Buildings	2.86 to 4.00	282,786	(70,569)	212,217	212,624
Terminals	66.67	1,683,644	(1,392,506)	291,138	289,598
Other assets	6.67 to 20.00	1,367,542	(883,470)	484,072	490,661
Construction in progress	-	203,390	-	203,390	214,036

Total		17,101,262	(11,101,924)	5,999,338	6,103,014

In the ninth period ended on September 30, 2007, the subsidiary  capitalized  financial expenses incurred on loans that are financing the works in process in the amount of R$2,476.

At September 30, 2007, the subsidiary had property and equipment offered as guarantee collaterals in lawsuits in the amount of R$ 92,082 (R$ 139,205 as of June 30, 2007), as shown below:

Tax proceedings	84,960
Labor and civil claims	7,122
Total	92,082

As of December, 2006, the subsidiary started offering its clients services based on the Global System for Mobile Communications (GSM) technology. Management understands that the adoption of GSM will have no impact on amounts previously invested in the other technologies of its network.

 11. INTANGIBLE  ASSESTS

	Annual amortization rates %

		Consolidated
		September 30, 07			June 30, 07
		Cost	Accumulated depreciation	Property and equipment, net	Property and equipment, net
Software user rights	20,00	3,062,448	(1,978,858)	1,083,590	1,101,373
Concession licenses	6,67 a 20,00	976,503	(610,793)	365,710	381,985
Other assets	6,67 a 20,00	35,592	(27,503)	8,089	9,499
Construction in progress	-	65,829	-	65,829	61,480

Total		4,140,372	(2,617,154)	1,523,218	1,554,337

12. DEFERRED CHARGES, NET

		Consolidated
	Annual amortization rate %	September 30, 07	June 30, 07
Pre-operating expenses
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General & administrative expenses	10	69,960	69,960

		351,587	351,587

Goodwill - Ceterp Celular S/A	10	84,265	84,265
Goodwill	(a)	25,538	25,172

		461,390	461,024
Accumulated amortization:
Pre-operating expenses		(283,786)	(274,818)
Goodwill - Ceterp Celular S/A		(57,581)	(55,474)
Goodwill		(20,193)	(19,557)

		(361,560)	(349,849)
Total		99,830	111,175

(a) As per contractual periods.

13. SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated
	September 30, 07	June 30, 07	September 30, 07	June 30, 07
Suppliers	4,049	3,488	1,741,336	1,681,421
Interconnection / linking	-	-	183,393	184,132
Amounts to be transferred LD (a)	-	-	292,521	360,634
Technical assistance (Note 28)	-	-	149,444	107,053
Other	137	160	40,050	39,932
Total	4,186	3,648	2,406,744	2,373,172

(a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our clients and passed on to the long distance operating companies.

14. TAXES, FEES AND MANDATORY CONTRIBUTIONS

	Company		Consolidated
	September 30, 07	June 30, 07	September 30, 07	June 30, 07
Current taxes:

ICMS	-	-	472,096	483,544
Income and social contribution taxes	-	-	44,287	25,590
PIS and COFINS	97	95	83,585	70,474
FISTEL	-	-	4,476	7,723
FUST and FUNTTEL	-	-	7,761	7,334
Other taxes, fees and mandatory contributions	1,384	1,372	17,859	14,733

Total	1,481	1,467	630,064	609,398

Legal liabilities (CVM 489/05):

Income tax	-	-	286	1,944
PIS e COFINS	-	-	58,876	57,976
CIDE	-	-	22,328	18,004
Other taxes, fees and mandatory contributions	-	-	1,282	1,253

Total	-	-	82,772	79,177

Total	1,481	1,467	712,836	688,575

Current	1,481	1,467	487,235	466,647
Noncurrent	-	-	225,601	221,928

Current Taxes:

At September 30, 2007, the amount of R$ 161,719 (R$ 158,869 as of June 30, 2007) of the long term liability refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the postponement of ICMS payment. This agreement establishes that ICMS payment falls due always in the 49th month after that on which ICMS was determined.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of Resolution 489 of October 3, 2005, issued by the Brazilian Securities Commission (CVM), which approved IBRACON position NPC No. 22.

For financial statement purposes the amounts of judicial deposits of said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

The changes in legal liabilities, as per CVM Resolution 489/05, is as follows:

	Fiscal	(-) Judiciary deposits	Total
Balances at Dec 31, 06	141,703	(64,940)	76,763
Inflow	11,720	(7,217)	4,503
Monetary restatement	2,801	-	2,801
Payments	(1,295)	-	(1,295)
Balances at September 30, 07	154,929	(72,157)	82,772

15. LOANS, FINANCING and DEBENTURES

a) Breakdown of debt

				Company		Consolidated
Description	Currency	Interest	Maturity	Sept 30, 07	June 30, 07	Sept 30, 07	June 30, 07
Financial Institutions:
Res 2770	US$	4.96% p.a. to 6.24% p.a.	12/17/07 to 10/10/08	66,731	69,870	416,375	425,113
Res 2770		¥0% to 4.38% p.a.	11/20/07 to 10/03/08	-	-	681,045	598,513
Res 2770	R$	IGP-M + 9.45% p.a.	02/09/10	-	-	116,577	113,659
Debentures	R$	103.3% CDI to 104.4% CDI	08/01/08 to 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000
European Investment Bank –EIB	US$	1.4% p.a. + Libor to 1.45%p.a. + Libor	12/15/07 to 10/15/08	-	-	96,505	216,659
Compror	US$	4.5% to 6.0%p.a.		-	-	-	30,142
Compror		¥2.17% p.a. to 5.78% p.a.	09/08/08 to 08/19/09	-	-	107,154	80,768
BNDES	URTJLP	TJLP + 3.5%p.a. to 4.6%p.a.	10/15/07 to 06/15/11	-	-	83,385	106,967
BNDES	URTJLP	TJLP + 4.3%p.a	08/15/14	-	-	605,105	-
BNDES	UMBNDES	3.5%p.a. to 4.6%p.a.	10/15/07 to 07/15/11	-	-	12,545	17,123
Commercial Paper	US$	Libor + 1.75%p.a. to 6.30%p.a. to 6.55%p.a.	12/15/07 to 12/28/07	-	-	109,291	404,502
Bank of the Northeast of Brazil - BNB	R$	11.5%p.a.	10/29/07 to 01/29/15	-	-	164,810	80,540
Others	R$	column 27 FGV	10/31/08	-	-	503	619
Acquisition of investment "TCO"	R$	100% CDI + 1% p.a.	04/30/08	10,697	10,697	10,697	10,697

Interest				73,855	58,956	134,427	120,426

Total				1,651,283	1,639,523	4,038,419	3,705,728

Current				634,367	82,633	1,814,988	1,226,930
Noncurrent				1,016,916	1,556,890	2,223,431	2,478,798

b) Payment timetable

Noncurrent amounts are broken down as follows, according to year of maturity:

	September 30,2007
Year	Company	Consolidated
2008	16,916	187,557
2009	200,000	382,763
2010	800,000	1,094,647
2011	-	157,558
After 2012		400,906

Total	1,016,916	2,223,431

c) Restrictive clauses

The subsidiary has a loan and financing with the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which as of September 30, 2007 was R$701,035 (R$ 124,090 as of June  31, 2007).  In accordance with the contract, there are several economic and financial indexes that must be determined on a six-month and yearly basis. For the index that was not reached in 2nd trimester of 2007, the controlled one got " waiver" at the financial institution (BNDES).

The subsidiary has loans from the European Investment Bank, the balance of which as of September 30, 2007 amounted to R$96,505 (R$ 216,659 as of June 30, 2007). On the same date, several economic and financial indices established in the contract were met by subsidiary.

d) Coverage

At September 30, 2007 the Company and its subsidiary held currency hedge positions of US$360,825 thousand and Yen50,251,999 thousand (US$ 588,323 thousand and Yen 44,266,390 thousand as of June 30, 2007), as coverage for all of its foreign exchange liabilities.  Furthermore, the company had swap transactions (CDI x Pre), to partially cover fluctuations in domestic interest rates.  The operations that are covered mature in January 2008 and 2009, and amount to R$ 1,704 thousand.

At September 30, 2007, the Company and its subsidiary recorded an accumulated loss of R$507,587 (R$ 585,768 as of June 30, 2007) from these currency hedge and CDI x Pre swap transactions.

The table below shows the net position of these transactions, recorded in the Company's balance sheet:

	Consolidated
Description	September 30, 07	June 30, 07
Current assets	440	2,526
Noncurrent assets	2,493	1,680
Total assets	2,933	4,206

Current Liabilities	(446,898)	(387,949)
Noncurrent liabilities	(63,622)	(202,025)
Total Liabilities	(510,520)	(589,974)
Accumulated loss	(507,587)	(585,768)

e) Guarantees

On September 30, 2007, subsidiary's loans and financing, in local currency, the principal amounting to R$865,845, had been R$164,810 at Banco do Nordeste do Brasil – BNB, R$688,490 at BNDES (URTJLP) and R$12,545 at  BNDES (UMBNDES). The guarantees are described  according to the table below:

Banks	Guarantees
BNDES

- Contract (VIVO-2007) R$605,105: Referring guarantee in receivables 15% of the debt balance or 4 (four) times the major value of installment, of the highest value.
 - Contract (VIVO-"nbt/tco") R$12,545: 100% of the receivables and more CDB are pledged  to an amount equivalent to the two due installments .
 - Contract (VIVO-"GT") R$83,385: 45% of the receivables are pledged referring to revenue of services
- Vivo Participações is intervening guarantor in these contracts with the BNDES.

European Investment Bank - BEI	-Bank guarantees -Commercial risk guaranteed by Banco Espirito Santo, BBV and Rabobank - Vivo Participações is intervening guarantor in these contracts with the BEI.
Banco do Nordeste do Brasil SA - BNB

-Bank guarantee with covering throughout the whole transaction or until its effective liquidation at an amount equivalent to 100% of the debit balance of the financing obtained, including for commitments foreseen.
-Establishing a liquidity fund comprising  financial investments at an amount equivalent to three amortization installments by reference to the average post-grace period installment
- Vivo Participações is intervening guarantor in these contracts with the BNB

f) Debentures

On August 1, 2007 the second renegotiation of the first public issue of debentures, consisting of 5,000 (five thousand) simple, non-convertible and non-guaranteed debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008 took place. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, and besides  a reduction in the rate to 103% of CDI took place.

Within the scope of the R$2,000,000 (two billion Reais) First Security Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 (one billion Reais) with a term of 10 years as from the date of issue.

The Offering consisted in the issue of 100,000 simple, non-convertible, unsecured debentures with a par value of R$10 (ten thousand Reais), totaling R$1,000,000 (one billion Reais), in two series of R$ 200,000 (two hundred million Reais) and R$800,000 (eight hundred million Reais), with final maturity on May 1, 2015. The debentures accrue interest, payable on a six-month period basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Center for Custody and Financial Settlement of Certificates and Bonds (CETIP).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

On July 11, 2007, the Company’s Board of Directors approved the following conditions for renegotiation of the debentures of its 1st emission, whose characteristics are:

a) Maturity Term of Remuneration: the new maturity term of the remuneration (being this the " Third Maturity Term of the Remunaration ") will be of 12 months, as from August 01, 2007 to August 01, 2008, during this time, the remuneration conditions defined herein will remain unchanged;

 b) Remuneration: during the Third Maturity Term of the Remunaration, the debentures will be entitled to a remuneration of 103% (hundred three percent) of the average rate of interbank deposits  for one day, denominated “Extra Group Overnigth Interbank Deposit”, calculated according to with the rule established in 4.8.1 of the Deed of 1st Issue of Debentures;

c) Periodicity of the Payment of the Remuneration: during the Third Maturity Term of the Remuneration, the payment of the remuneration will be made on February 01, 2008 and August 01, 2008, until the date of closing of the Third Maturity Term of the Remuneration, the first payment to be made on February 01, 2008 and

d) Guarantee: the guarantee represented by the surety granted by Vivo S.A. (Guarantor ")  will remain unaffected for the new remuneration period.

16. PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to judicial proceedings that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been set up concerning such proceedings considered as probable losses.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	September 30, 07			June 30, 07
	Provisions	(-) Judicial deposits	Net	Net
Labor	66,978	(19,206)	47,772	52,421
Civil	191,234	(46,473)	144,761	154,022
Fiscal	3,020	-	3,020	3,440

Total	261,232	(65,679)	195,553	209,883

Current			65,369	79,329
Noncurrent			130,184	130,554

Changes occurred in the provision for contingencies, net for the nine-month period ended September 30, 2007,  are as follows:

2007
Balance at beginning of year	146,623
Provisions recorded, net of reversals	153,483
Monetary variation	966
Payments	(95,295)
Increase in judicial deposits	(10,224)

Balance as of September 30	195,553

16.1 Tax proceedings

16.1.1 Probable losses

No new significant tax proceedings were initiated in the quarter ending September 30, 2007, classified as "probable loss". The significant change occurred in the provision for tax contingencies is mostly due to monetary variation during the period.

16.1.2 Possible Losses

No new, significant tax proceedings were initiated in the quarter ending September 30, 2007, classified as "possible loss". No significant changes occurred in the proceedings described herein since last fiscal year.

16.2 Civil proceedings

a) Consumers

The Company is a party to several lawsuits initiated by individual consumers or civil associations representing the right of consumers against non-performance of services and/or products sold by the Company. Individually, none of these lawsuits is considered significant.

At September 30, 2007, based on the opinion of our outside lawyers, we have recorded the amount of R$135,387 (R$143,728 as of June 30, 2007), which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount involved in these lawsuits classified as "possible loss" is R$341,556 (R$378,709 as of June 30, 2007).

b) ANATEL

The Company is a party to several legal and administrative proceedings initiated by ANATEL referring to non-compliance with regulations concerning the Personal Mobile Service (SMP).On September 30,2007 had been recorded  R$18,332 (R$17,870 as of June 30, 2007), amount considered sufficient to face probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as "possible loss" is R$18,354.

c) Others

These refer to lawsuits of other nature, all related to the normal course of business, including contractual discussions with supplier. At September 30, 2007, based on the opinion of our outside lawyers, we had been recorded R$ 37,515 (R$37,124 as of June 30, 2007), amount considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits  classified as "possible loss" were R$ 58,417 (R$61,700 as of June 30, 2007).

16.3 Labor claims

Several labor claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

No new, significant labor claims were initiated in the quarter ended September 30, 2007 classified as "probable loss". No significant changes occurred in the proceedings reported  since last fiscal year.

With respect to proceedings which the possibility of loss is classified as "possible", the amount involved is R$122,675 (R$99,289 as of June 30, 2007).

17. OTHER LIABILITIES

	Company		Consolidated
	September 30,07	June 30,07	September 30,07	June 30,07
Prepaid services to be rendered	-	-	261,394	153,121
Provision fidelity program (a)	-	-	76,807	74,031
Payables to related parties	169	229	508	928
Provision for Pension Fund	-	-	3,002	20,993
Reverse stock split(b)	75,157	74,801	116,986	116,630
Provision for disposal of assets	-	-	138,372	135,228
Other	149	149	533	489

Total	75,475	75,179	597,602	501,420

Current	75,475	75,179	456,228	363,190
Noncurrent	-	-	141,374	138,230

(a) The subsidiary has implemented fidelity programs, under which calls are transformed into points that enable the user to a future change of handsets. A provision is made for  accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

(b) Refers to the credit made available to the holders of remaining shares, resulting from the reverse stock split of the capital stock of the Company and its subsidiary.

18. SHAREHOLDERS’  EQUITY

a) Capital stock

Capital as of September 30, 2007 and June 30, 2007 is composed of shares without a par value, as follows:

Lot of one thousand shares
Common shares	524,932
Preferred shares	917,186

Total	1,442,118

b) Dividends and Interest on Shareholders’ Equity

The preferred shares are not entitled to vote, except as foreseen in articles 9 and 10 of the By-laws, but are assured priority in the reimbursement of capital, without any premium, and the right to participate in the dividend to be distributed corresponding to no less than 25% of net income for the year, calculated in accordance with article 202 of Brazil’s Corporation Law, with priority to receive minimum, non-cumulative dividends, equivalent to the greater of:

 b.1) 6% (six percent) per year over the amount resulting from the division of subscribed capital by the total number of the Company's shares, or

b.2)  3% (three percent) per year over the amount resulting from the division of the net equity by the total number of shares of the Company, with the right to participate in the profit distributed on equal terms with common shares, after the latter have been assured of a dividend equal to the minimum priority dividend established for the preferred shares.

As of the General Shareholders’ Meeting of March 27, 2004, preferred shares have acquired full voting rights, due to the fact that for three consecutive years no minimum dividends were paid, in accordance with Article 111, paragraph 1 of Law No. 6404/76.

c) Special Goodwill Reserve

This provision represents the forming of a special goodwill provision, as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder upon effective realization of the tax benefit.

19. NET OPERATING INCOME

	Consolidated
	For the nine-month periods ended
	September 30,07	September 30,06
Subscription and use	5,747,115	5,302,330
Interconnection	3,769,538	3,063,778
Data and value-added services	918,209	731,092
Other services	180,100	144,209

Gross sales	10,614,962	9,241,409

ICMS	(1,773,086)	(1,659,047)
PIS and COFINS	(380,162)	(332,828)
ISS	(4,366)	(2,393)
Rebates granted	(354,444)	(333,629)

Net operating income from services	8,102,904	6,913,512

Gross income from handsets and accessories	2,281,423	2,101,820

ICMS	(167,269)	(179,941)
PIS and COFINS	(120,753)	(129,109)
Rebates granted	(872,957)	(600,060)
Sales returns	(103,003)	(105,988)

Net operating income from sale of handsets and accessories	1,017,441	1,086,722

Total net operating income	9,120,345	8,000,234

No client accounts for more than 10% of gross operating income for the nine-month periods ended September 30, 2007 and September 30, 2006, with the exception of Telecomunicações de São Paulo S/A - TELESP, a fixed telephone operating company in the state of São Paulo that accounted for approximately 10,4% for the nine-month period ended September30, 2006. The amounts in question refer mainly to interconnection.

20. COST OF SALES  AND SERVICES

	Consolidated
	For the nine-month periods ended
	September 30, 07	September 30, 06
Personnel	(73,669)	(63,356)
Materials	(4,053)	(8,292)
Outsourced services	(322,522)	(279,252)
Means of connection	(168,741)	(175,469)
Rent, insurance and condominium expenses	(164,904)	(154,675)
Interconnection	(1,165,269)	(399,490)
Taxes, fees and mandatory contributions	(371,236)	(393,905)
Depreciation and amortization	(939,476)	(1,018,250)
Other supplies	(58,294)	(105,380)

Cost of services	(3,268,164)	(2,598,069)

Cost of sales	(1,485,001)	(1,491,348)

Total	(4,753,165)	(4,089,417)

21.  SELLING EXPENSES

	Consolidated
	For the nine-month periods ended
	September 30, 07	September 30, 06
Personnel	(219,969)	(221,888)
Materials	(29,812)	(26,809)
Outsourced services	(1,394,917)	(1,393,021)
Advertising	(294,392)	(266,696)
Rent, insurance and condominium expenses	(49,224)	(51,642)
Taxes, fees and mandatory contributions	(1,858)	(2,301)
Depreciation and amortization	(327,400)	(305,133)
Allowance for doubtful accounts	(288,965)	(647,573)
Other supplies	(17,242)	(23,173)

Total	(2,623,779)	(2,938,236)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	For the nine-month periods ended		For the nine-month periods ended
	September 30,07	September 30,06	September 30,07	September 30,06
Personnel	(1,635)	(3,063)	(196,373)	(176,699)
Materials	-	-	(3,397)	(10,657)
Outsourced services	(11,096)	(10,687)	(388,799)	(303,702)
Rent, insurance and condominium	(1)	(63)	(59,991)	(61,029)
Taxes	(28)	(56)	(3,032)	(3,845)
Depreciation and amortization	(44)	(78)	(228,531)	(210,731)
Other supplies	(7)	(6)	(11,440)	(7,872)

Total	(12,811)	(13,953)	(891,563)	(774,535)

23. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	For the nine-month periods ended		For the nine-month periods ended
	September 30,07	September 30,06	September 30,07	September 30,06
Income:
Fines	-	-	53,855	77,582
Recovered expenses	724	1	98,261	141,160
Reversal of provisions	14	299	10,668	28,524
Shared infrastructure - EILD	-	-	38,902	39,179
Sales incentives	-	-	59,033	28,300
Others	-	211	7,079	9,030

Total	738	511	267,798	323,775

Expenses:
FUST	-	-	(44,093)	(39,463)
FUNTTEL	-	-	(22,066)	(19,775)
ICMS on other expenses	-	-	(49,216)	(45,337)
CIDE	(104)	(7)	(11,961)	(5,541)
PIS and COFINS	(94)	(44)	(71,538)	(24,978)
Other taxes, fees and mandatory contributions	(175)	(43)	(13,211)	(11,125)
Provision for contingencies	(785)	(120)	(164,151)	(99,617)
Amortization of deferred charges	-	-	(35,171)	(35,758)
Amortization of goodwill	(285,561)	(286,284)	(285,561)	(316,087)
Realization of provision for valuation allowance	51,804	51,804	51,804	51,804
Others	(20)	(226)	(14,341)	(71,173)

Total	(234,935)	(234,920)	(659,505)	(617,050)

24. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	For the nine-month periods ended		For the nine-month periods ended
	September 30,07	September 30,06	September 30,07	September 30,06
Financial income:
Income from financial transactions	26,455	33,104	147,708	217,958
PIS and COFINS on financial income	-	-	-	(50)

Total	26,455	33,104	147,708	217,908

Financial expenses:
Derivative transactions	(4,902)	(109,146)	(176,864)	(344,108)
Loans	(143,020)	(209,054)	(225,011)	(309,955)
Other financial transactions	(2,055)	(14,129)	(106,680)	(151,626)

Total	(149,977)	(332,329)	(508,555)	(805,689)

Monetary and exchange variations:

In assets
Derivative transactions	-	(11,141)	5,166	(41,360)

In liabilities
Derivative transactions	(10,850)	(112,548)	(266,354)	(246,806)
Loans	10,822	129,480	264,053	283,795
Other transactions	11	620	1,079	(9,278)

Total	(17)	6,411	3,944	(13,649)

25. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary make monthly provisions for the payment of income and social contribution taxes , on an accrual basis, making tax payments on the basis of monthly estimates. Deferred taxes are recognized on  temporary differences, as described in Note 6. Please find below the breakdown of income and social contribution taxes payable:

	Consolidated
	For the nine-month periods ended
	September 30,07	September 30,06
Income tax liability	(189,533)	(249,440)
Social contribution tax liability	(68,238)	(90,760)
Deferred income tax	25,144	136,604
Deferred social contribution tax	9,051	49,711

Total	(223,576)	(153,885)

Please find below a reconciliation  of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	For the nine-month periods ended		For the nine-month periods ended
	September 30,07	September 30,06	September 30,07	September 30,06
Pre-tax loss	(117,242)	(826,247)	95,831	(707,506)

Tax credit at combined statutory rate (34%)	39,862	280,924	(32,583)	240,552

Permanent additions:
Nondeductible expenses - goodwill amortization	(79,477)	(79,723)	(79,477)	(89,856)
Other nondeductible expenses	-	-	(63,114)	(65,224)
Equity pick-up	-	(123,318)	-	-
Other additions	-	-	(1,870)	(31,160)
Permanent exclusions:
Equity pick-up	86,118	28,705	-	-
Other exclusions	8,864	8,782	8,882	9,062
Tax loss and unrecognized temporary differences	(55,367)	(116,093)	(55,414)	(217,259)

Tax expense	-	(723)	(223,576)	(153,885)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on risks

The main market risks that the Company and its subsidiary are exposed to are:

Credit risk: deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to its clients and to sales of handsets to its dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest rate risk: deriving from a portion of the debt and from long positions of derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange rate risk: the possibility that Company and its subsidiary incur losses as a result of exchange rate variations that increase the liability balances of foreign currency loans and financing.

The Company and its subsidiary adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the client base and active management of customers’  default, by means of clear policies regarding the sale of post-paid telephones. As of September 30, 2007, the subsidiary had 81% of its customer base comprising customers of the prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed by a conservative credit policy, by means of modern management methods, including the application of "credit scoring" techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP's ERP software.

The company and its subsidiary are also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Company and its subsidiary act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest rate risk

The Company and its subsidiary are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank deposit certificates (CDI), in connection with payables related to derivative transactions  (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference value of R$1,704 million. The balance of financial investments, indexed to the CDI, also neutralizes this effect partially.

Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the Long-term interest rate (TJLP), in connection with the loans obtained from BNDES. These transactions amounted to  R$688,490 (principal) as of September 30, 2007 (R$106,967 as of June 30, 2007). The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

On  September 30, 2007, the subsidiary  had US$52,480 (US$232,480  thousand as of  June 30, 2007) referring to the loans and financings involving floating foreign interest rates (LIBOR), that are protected against fluctuation in interest rates (LIBOR) by means of derivatives (interest rate swap).

Exchange rate risk

The Company and its subsidiary have contracted financial transactions with derivatives so as to protect themselves against exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The instruments generally used are swap and forward contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of September 30, 2007:

	In thousands of
	US$	€	¥
Loans and financing	(354,993)	-	(50,251,999)
Loans and financing - UMBNDES (a)	(6,848)	-	-
Derivative instruments	360,825	-	50,251,999
Other liabilities	(33,604)	(27,004)	-

Total (insufficient coverage)	(34,620)	(27,004)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, main currency being the US dollar, and for this reason the Company and its subsidiary consider it in their analysis of the risk coverage against exchange rate fluctuations.

Transactions with derivatives

The Company and its subsidiary record gains and losses on derivative contracts as  financial income or expenses, net.

The table below shows an estimate of the book value and the market value of the loans and financing, as well as of the transactions with derivatives:

	Book value	Market value	Unrealized gain (loss)
Loans and financing	(4,038,419)	(4,023,235)	15,184
Derivative instruments	(507,587)	(508,502)	(915)
Other liabilities	(132,204)	(132,204)	-

Total	(4,678,210)	(4,663,941)	14,269

b) Market value of financial instruments

The market value of loans and financing, as well as of swap contracts, was established on the basis of discounted cash flow, by using projections of interest rates available.

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

27. POST-EMPLOYMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies belonging to the former Telebras System, sponsor private pension plans and medical assistance plans for retired employees, administered by the Sistel Social Security Foundation - SISTEL, as follows:

a) PBS-A: multi-sponsored defined benefit plan, designed for participants already assisted as of January 31, 2000.

b) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste and PBS Tele Leste Celular: defined retirement benefit plans sponsored individually by the Company.
The contributions to the PBS plans are determined on the basis of actuarial studies prepared by independent actuaries, in accordance with standards in force in Brazil. The costing determination system is that of capitalization and the contribution due by sponsors is 13.5% on their participating employees' salaries, of which 12% are designed for the costing of the PBS plans and 1.5% to the PAMA plan. For the nine-month periods ended September 30, 2007, contributions to these plans amounted to R$9.

c) PAMA: multi-sponsored medical assistance plan for retired employees and their dependents, at shared cost.

d) TCP Prev and TCO Prev Plans: Individual plans - defined contribution and variable contribution - instituted by SISTEL in August 2000. In both plan types the Company supports participants' death or disability risk amounts, while in the TCO Prev plan some participants originally enrolled with the PBS-TCO plan are entitled to lifelong retirement benefits (paid-up benefit), besides the benefits of defined contribution. The contributions of the Company to the TCP Prev and TCO Prev plans are equal to those of participants, ranging between 1% and 8% of the contribution salary, according to percentage chosen by participant. For the nine-month periods ended September 30, 2007, contributions to these plans amounted to R$6,012.

In civil suit No. 04/081.668-0, brought by ASTEL against the SISTEL Social Security Foundation, in which besides SISTEL also Telefonica and Telesp Celular are summoned, various claims are made, which we summarize as follows: i) that Sistel be prohibited from charging retired employees and other participants any contributions to PAMA - Medical Assistance Plan for Retirees, the same being subject only to a "small participation in actual use"; such participation is  limited to 1% of the assisted person's monthly income; ii) that SISTEL enroll again with PAMA, without any restrictions, the retirees and assisted persons who had their enrollment suspended due to non-payment, as well as those who did not stand the pressure and requested cancellation of their enrolment with PAMA or enrolled with the PCE (Special Coverage Plan), as they wish, also without any restriction; iii) that SISTEL reassess the economic needs of PAMA, including the amounts of sponsors Telefonica's and Telesp Celular's monthly contributions; iv) that sponsors' contributions be calculated on the basis of the payroll of all their employees, as per previous by-laws provision, and not on the basis of the percentage on the payroll of active participants in PBS; v) that Sistel re-establishes the accreditation of all hospitals, clinics and laboratories that were canceled; vi) that a review be carried out of the accounting distribution of equity, so as to attribute to PAMA the amounts corresponding to the reducing factor of the supplementary contributions, as described above, while Sistel is prohibited, as long as this review is not carried out, to perform any splitting of the net equity of PBS-A plan or any other plan administered by the entity; vii) that Sistel and sponsors refund the "transfer of equity of the main substrate designed for guaranteeing PBS-2 and PAMA, illegally transferred to Visão Telesp and Visão Prev Plans of Telesp Celular"; viii) granting of advance relief in relation to items "i", "ii" and "v".

The subsidiary by means of its actuarial consultant made a study of the impacts described above, and concluded that the change in costing, as claimed by ASTEL, would represent an increase in subsidiary's provisions in the amount of R$1,331, on September 30,2007

Based on their legal advisors' and tax consultants' opinions, management believes that there is, at this moment, there is no risk to be paid, and as of September 30, 2007 the likelihood of loss is classified as "possible".

e) Benefit Plans Visão Celular- Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular: defined contribution individual plans, established by Sistel in August, 2000. Company's contributions to Visão Celular plans is equal to those of participants, ranging between 0% and 9% of contribution salary, according to participant's choice. For the nine-month period ended September 30, 2007, contributions to these plans amounted to R$4,603.

f) Defined benefit plan: "CRT" sponsored defined benefit pension plans (founding member benefit plan and alternative benefit plan), which were managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, "CRT" and Brasil Telecom S/A, sponsors of FCRT, signed a statement of commitment with a view to completely canceling any link between the sponsors, by the withdrawal of "CRT" as a sponsor, with the guarantee that this withdrawal be made strictly in accordance with applicable legislation and respecting participants' rights, which was approved by the Supplementary Pension Department at December 30, 2003.

In spite of the fact that existing legislation permits that contributions of sponsors and participants be discontinued, "CRT" continued paying its contributions from January 2002 to December 2003 in order to safeguard and preserve participants' rights, until CRT’s actual withdrawal from FCRT.

For the actuarial evaluation of the plans, the methodology for withdrawal of sponsor, established by Resolution MPAS CPC No. 06/88, was used.

Reserves were individually evaluated on the basis of the methodology determined by said Resolution for each category (assisted persons and retirees, imminent active risks and non-imminent active risks).

As of October 2004, "CRT" has been passing on to Sistel, as agreed with FCRT. On  July  31, 2007, "CRT" repassed R$20.001 to the FCRT, finishing its  participation to this plan of benefits, disentailing thus of any obligations and future contingencies.

On February 02, 2007, the process for transferring the administration of  Sistel Social Security Foundation plans to Visão Prev - Society of Supplementary Pension was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão  Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by the subsidiary are being gradually transferred to the Visão Prev. On May 02, 2007, the transfer of the assets of the plans occurred. The deadline for the conclusion of the transfer is December 31, 2007.

On August 21, 2007, the regulation of  Vivo-Prev plan was approved, individual plan of defined contribution, which has already been managed by  Prev Vision Society of Complementary Providence. The contributions of the Company to  Vivo-Prev plan are equal to the ones of the  participants, varying from 0% to 8% of the participation wage, in function of the percentage chosen by  the participant.

28. TRANSACTIONS WITH RELATED PARTIES

The main transactions with related, non-consolidated parties are:

a) Communication via local cellular phone and long distance and use of network: these transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A portion of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes customer service to Telecomunicações Móveis Nacionais -TMN in roaming on the Company's network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefônica S/A, Telefônica International S/A and TBS Celular Participações S/A, calculated on the basis of a formula foreseen in the contracts that include the variation of the LAIR (Profit Before the Income tax) and the variation of the shares PN's and ON's, that determine a coefficient that is applied on prescriptions of services. In the case of the operation of the branch office of the Rio Grande Do Sul, its contract foresees only one % fixture on the prescription of services.

c) Rendering of corporate services: these were passed on to subsidiary at cost effectively incurred.

d) Telephone customer service: by Atento Brasil S/A and Mobitel S/A-Dedic to users of subsidiaries' telecommunications services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S/A.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefônica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A

h) Roaming international services: by Telefônica Móviles Espanã S.A

We summarize below balances and transactions with related, non-consolidated parties:

	Consolidated
	September 30, 07	June 30, 07
Assets:
Accounts receivable, net	183,435	176,931
Intercompany credits	4,372	4,439

Liabilities:
Suppliers and accounts payable	211,216	216,755
Technical assistance	138,883	85,497
Payables to related parties	508	928

	For the nine-month periods ended
	Sep 30, 07	Sep 30, 06
Results:
Income from telecommunications services	1,247,485	1,201,195
Cost of sales and services	(96,896)	(106,744)
Selling expenses	(360,675)	(386,074)
General and administrative expenses	(178,551)	(96,528)
Other operating income (expenses), net	18,954	52,265
Financial income (expenses), net	7,845	1,234
Nonoperating income	22	-

29. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY AN OUTSIDE AUDITOR)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, as of September 30, 2007, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health risks, etc. The Managements of the Company and of its subsidiary understand that insured amounts are sufficient to cover potential losses. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$14,625,039
General Civil Liability	R$5,564
Automobile (fleet of executive vehicles)	100% da Tabela Fipe, R$200 for Corporal and Material Damages

30. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the company started trading ADRs on the New York Stock Exchange (NYSE) under code "TCP" and since March 31, 2006 under code "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under code "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A

31. SUBSEQUENT EVENTS

- Acquisition of Licenses

On October 19, 2007, the National Agency of Telecommunications - ANATEL communicated through the publication in the Official Daily Government Newspaper, the qualification of the proponents with better offers and the adjudication of the object of the tender for the lots, areas of installment and blocks of radio frequency, where Vivo was the winning bidder the Lots 8 the 22 (except 16 and 20).

- Acquisition of Telemig Celular Participações S.A

On October 23, 2007, after the meeting of the Managing Advice, the National Agency of Telecommunications - ANATEL approved the acquisition of Telemig Celular Participações S.A. by  Society, for unanimity of votes (5 the 0). However, the decision of the ANATEL concerning the succession of Amazônia Celular S.A. will only be given after the publication of the Act of Previous Consent of the corporate transference since  the assets of this last one belong to Telemig Celular Participações S.A. Itself standed out, finally, that the acquisition depends yet, still, of the approval of the CADE.

- Loan Captation  - European Investiment Bank – (BEI)

The operation of loan structuralized together to the European Investment Bank - BEI was signed on October 31, 2007 (BEI), in the main value up to EUR250,000,000.00 (two hundred and fifty million euros), for the stated period of up to 7 (seven) years, to the total estimation cost  equivalent up to 106% of the CDI, which will be defined at the moment of the release of the resources. The act of contract in reference will be guaranteed by banking letter guarantee only referring to the commercial risk of the operation and will only have as objective the financing of the expansion and new investments of  GSM Technology .

NET OPERATING REVENUES - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 07	2 Q 07	Δ%	3 Q 06	Δ%	2007	2006	Δ%
Subscription and Usage	1,373.0	1,260.1	9.0%	1,167.3	17.6%	3,856.6	3,490.6	10.5%
Network usage	1,251.9	1,186.8	5.5%	1,149.5	8.9%	3,623.3	2,947.3	22.9%
Other services	220.9	200.9	10.0%	150.9	46.4%	623.0	475.6	31.0%
Net service revenues	2,845.8	2,647.8	7.5%	2,467.7	15.3%	8,102.9	6,913.5	17.2%
Net handset revenues	402.7	373.2	7.9%	357.2	12.7%	1,017.4	1,086.7	-6.4%
Net Revenues	3,248.5	3,021.0	7.5%	2,824.9	15.0%	9,120.3	8,000.2	14.0%

                           OPERATING REVENUE

Consistent growth in the revenue from the outgoing traffic. Growth of data revenue and VAS.

Service revenue grew 15.3%, increasing the total net revenue by 15.0% in relation to 3Q06, recording R$ 3,248.5 million in the quarter. In relation to 2Q07, the total net revenue grew by of 7.5%, especially due to the increase in the revenue from subscription and usage. By eliminating the effects of the partial Bill&Keep in the 3Q07, the net service revenue would still record an increase of 12.7% in 3Q07 over 3Q06.

The increase of 17.6% in “subscription and usage revenue”, when compared to 3Q06, is mainly due to the increase in the total outgoing revenue, which was due to the growth in the total outgoing traffic, by the incentive to usage and promotions and, especially, by the success of the “Vivo Escolha” plans, which plans, besides stimulating usage and loyalty, also increase profitability and customer satisfaction. When compared to 2Q07, there was 9.0% increase in the subscription and usage revenue, as result of customer base increase and incentive to usage with segmented campaigns.

Data revenue plus VAS accounted for 8.3% of the service revenue in 3Q07, a 33.8% increase over 3Q06. In the comparison between 3Q07 and 2Q07, it recorded an increase of 12.5%. Data Revenue plus VAS have had a sustained growth due to actions that stimulate usage of the present services (such as SMS, VIVO AVISA, Voice Mail and Voice Portal), with the continuous increase of our offer in the WAP, in contents and game downloads (inclusion of new and relevant partners), with VIVO ZAP solutions (EV-DO PMCIA and USB boards) and with the launching of innovative products and services, such as complete song downloading in VIVO PLAY. Vivo continues to be Brazil’s leading music sales portal (complete music downloads), having formed partnerships with SonyBMG and Sonora (Terra’s music site).

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 07	2 Q 07	Δ%	3 Q 06	Δ%	2007	2006	Δ%
Personnel	(151.3)	(165.0)	-8.3%	(150.9)	0.3%	(490.0)	(461.9)	6.1%
Cost of services rendered	(780.0)	(758.6)	2.8%	(664.3)	17.4%	(2,255.0)	(1,516.5)	48.7%
Leased lines	(56.7)	(58.3)	-2.7%	(59.0)	-3.9%	(168.7)	(175.4)	-3.8%
Interconnection	(412.2)	(388.1)	6.2%	(322.5)	27.8%	(1,165.3)	(399.5)	191.7%
Rent/Insurance/Condominium fees	(60.7)	(54.9)	10.6%	(53.1)	14.3%	(164.9)	(154.7)	6.6%
Fistel and other taxes and contributions	(124.3)	(120.0)	3.6%	(125.7)	-1.1%	(371.2)	(393.9)	-5.8%
Third-party services	(108.9)	(116.3)	-6.4%	(96.4)	13.0%	(322.5)	(279.3)	15.5%
Others	(17.2)	(21.0)	-18.1%	(7.6)	126.3%	(62.4)	(113.7)	-45.1%
Cost of goods sold	(585.0)	(548.5)	6.7%	(511.9)	14.3%	(1,485.0)	(1,491.3)	-0.4%
Selling expenses	(728.8)	(728.3)	0.1%	(697.4)	4.5%	(2,076.4)	(2,411.1)	-13.9%
Provision for bad debt	(80.4)	(101.2)	-20.6%	(147.8)	-45.6%	(289.0)	(647.5)	-55.4%
Third-party services	(614.4)	(596.7)	3.0%	(520.3)	18.1%	(1,689.3)	(1,659.7)	1.8%
Others	(34.0)	(30.4)	11.8%	(29.3)	16.0%	(98.1)	(103.9)	-5.6%
General & administrative expenses	(159.3)	(161.6)	-1.4%	(112.7)	41.3%	(466.7)	(387.2)	20.5%
Third-party services	(131.3)	(137.9)	-4.8%	(86.6)	51.6%	(388.8)	(303.7)	28.0%
Others	(28.0)	(23.7)	18.1%	(26.1)	7.3%	(77.9)	(83.5)	-6.7%
Other operating revenue (expenses)	(10.8)	(24.8)	-56.5%	27.9	n.a.	(122.7)	6.8	n.a.
Operating revenue	105.6	80.0	32.0%	155.6	-32.1%	250.1	286.2	-12.6%
Operating expenses	(116.7)	(105.1)	11.0%	(131.3)	-11.1%	(365.6)	(274.4)	33.2%
Other operating revenue (expenses)	0.3	0.3	0.0%	3.6	-91.7%	(7.2)	(5.0)	44.0%
Total costs before depreciation / amortization	(2,415.2)	(2,386.8)	1.2%	(2,109.3)	14.5%	(6,895.8)	(6,261.2)	10.1%
Depreciation and amortization	(591.1)	(602.2)	-1.8%	(636.3)	-7.1%	(1,764.3)	(1,834.2)	-3.8%
Total operating costs	(3,006.3)	(2,989.0)	0.6%	(2,745.6)	9.5%	(8,660.1)	(8,095.4)	7.0%

OPERATING EXPENSES

Strict control over manageable costs.

The growth of 0.3% in Human Resources  in 3Q07 over 3Q06 is due to the adjustment provided for the Collective Union Agreement in November 2006, attenuated by a reduction in the labor count occurred in previous quarters. The same cost, when compared to 2Q07, recorded 8.3% reduction arising out of the result of the same reduction in the labor count and the reduction in severance payments.

By eliminating the effects of termination of the B&K program, the services costs would be reduced by 4.4% in relation to 3Q06.

The increase of 17.4% in the cost of services rendered in 3Q07, when compared to 3Q06, is due to the 27.8% increase in interconnection costs arising out of the termination of the partial Bill&Keep system, the increase in expenses with third-party services, in addition to an increase resulting from the provision for losses from roaming services. When compared to 2Q07, it recorded an increase of 2.8% also due to the increase in interconnection costs, besides the variation in expenses with property rental, partially offset by a reduction in the expenses with third-party services, especially public utilities and plant maintenance.

The cost of goods sold increased by 14.3% in 3Q07 over 3Q06, especially due to an increased number of gross activations which accounted for 29.5% growth. In relation to 2Q07, even with less commercial activity, the additions and exchanges in GSM technology, in both segments, recorded in an increase higher than the 6.7% recorded in the cost of goods sold.

In 3Q07, selling expenses increased by 4.5% in relation to 3Q06, as a result of the increase in third-party expenses (publicity and advertising, in addition to agency and commissions), due to the larger number of activations, being offset by a constant reduction in expenses with the provision for bad debt. When compared to 2Q07, it remained stable, especially due to the reduction in the provision for bad debt.

45.6% reduction in the PDD in relation to the same period of the previous year.

The Provision for Bad Debt – PDD in 3Q07 was of R$ 80.4 million, representing 1.7% of the total gross revenue, a 45.6% reduction in relation to the same period of the previous year, which was R$ 147.8 million, representing 3.7% of the gross revenue. When compared to 2Q07, which recorded R$ 101.2 million, the reduction was of 20.6%. This result evidences the strict control exercised over new customers and on debt collection.

General and administrative expenses increased by 41.3% in 3Q07 in relation to 3Q06, due, mainly, to the increase in expenses with third-party services, especially technical assistance, partially offset by a reduction in expenses with consulting and regular services due to efficiency gains. When compared to 2Q07, it represents a reduction of 1.4% arising out of the reduction in third-party services, especially data processing and plant maintenance.

Other Operating Revenue / Expenses recorded an expense of R$ 10.8 million. The variation in relation to 3Q06 arises from the increase in the expenses with taxes, duties and contributions, in addition to a reduction in the revenue from recovered expenses, partially diluted by the increase in the revenue from  commercial incentives. When compared to 2Q07, the 56.5% is due to an increase in revenues from recovered expenses and commercial incentives, partially impacted by the increase in taxes, duties and contributions and a reduction in revenues from penalties.

                                 DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded reductions of 7.1% and 1.8% when compared to 3Q06 and 2Q07, respectively, due to the end of the useful life of the assets along the periods.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	3 Q 07	2 Q 07	Δ%	3 Q 06	Δ%	2007	2006	Δ%
Financial Revenues	50.8	38.8	30.9%	40.5	25.4%	147.8	218.0	-32.2%
Other financial revenues	50.8	38.8	30.9%	40.5	25.4%	147.8	218.0	-32.2%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	0.0	n.a.
Financial Expenses	(160.8)	(162.4)	-1.0%	(234.5)	-31.4%	(508.6)	(805.8)	-36.9%
Other financial expenses	(120.0)	(101.9)	17.8%	(141.4)	-15.1%	(331.7)	(461.5)	-28.1%
Gains (Losses) with derivatives transactions	(40.8)	(60.5)	-32.6%	(93.1)	-56.2%	(176.9)	(344.3)	-48.6%
Exchange rate variation / Monetary variation	(3.8)	(0.8)	375.0%	(7.6)	-50.0%	3.9	(13.6)	n.a.
Net Financial Income	(113.8)	(124.4)	-8.5%	(201.6)	-43.6%	(356.9)	(601.4)	-40.7%

Reduction in financial expenses by 43.6% in 3Q07 over 3Q06.

VIVO’s net financial expense in 3Q07 was reduced in relation to 2Q07. The R$ 10.6 million reduction was due to lower net debt in the period. In the comparison of 3Q07 over 3Q06, there was a reduction of R$ 87.8 million in the net financial expense due to decrease in net debt, occasioned by increase in operating cash flow generation and restructuring of financial liabilities, besides a reduction in interest rates in the period (3.51% in 3Q06 and 2.78% in 3Q07).

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total

Financial institutions	1,852.5	693.1	12.6	652.9	805.1	4,016.2
Fixcel – TCO’s Acquisition	22.2	-	-	-	-	22.2
Total	1,874.7	693.1	12.6	652.9	805.1	4,038.4
Exchange rate used	0.0	1.965734	0.03542	1.8389	0.016021

Payment Schedule - Long Term

2008	6.4	4.7	0.7	16.9	158.8	187.5
as from 2008	1,280.7	652.7	7.3	-	95.2	2,035.9
Total	1,287.1	657.4	8.0	16.9	254.0	2,223.4

NET DEBT - VIVO
	Sep 30.07	Jun 30.07	Sep 30.06
Short Term	1,815.0	1,226.9	1,524.1
Long Term	2,223.4	2,478.8	3,175.5
Total debt	4,038.4	3,705.7	4,699.6
Cash and cash equivalents	(1,588.3)	(955.2)	(966.9)
Derivatives	507.6	585.8	414.9
Net Debt	2,957.7	3,336.3	4,147.6

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominan

Reduction in net debt by 28.70% in the year-to-year comparison and by 14.1% in gross debt.

On September 30, 2007, VIVO’s debts related to loans and financing amounted to R$ 4,038.4 million (R$ 3,705.7 million at June 30, 2007), 36% of which is denominated in foreign currency. The Company has executed (swaps and hedging) contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. Additionally, the Company has entered into swap transactions – CDI Post x Pre fixed, in order to partially protect it against fluctuations in domestic interest rates. Covered transactions totaled R$ 1,704.4 million. (R$ 2,274.0 million at June 30, 2007). This debt was offset by the Company’s available cash and financial investments (R$ 1,588.3 million) and by derivative assets and liabilities (R$ 507.6 million payable) resulting in a net debt of R$ 2,957.7 million.

The 14.1% reduction in VIVO’s gross debt in relation to 3Q06, amounting to R$ 661.2 million, is due to the generation of cash, financial flexibility and rationality.

Debt reduction due to cash generation

The reduction in Net Debt is due to a better generation of operating cash, arising mainly from the growth in Operating Revenue, the net Revenue in 3Q07 was R$ 3,248.5 million, against R$ 3,021.0 in 2Q07.

Net Profit of R$ 4.4 million in the quarter, reverting the position recorded both in 3Q06 and in 2Q07. In the year-to-date, a reduction of 85.3% in its loss was recorded.

                                    Capital Expenditures (CAPEX)

GSM/EDGE Network already covers 2,303 municipalities.

The necessary activities for the GSM/EDGE overlay were almost concluded in this quarter, with more than 90% of the total CapEx estimated in the initial project having been invested up to the moment. A total of R$ 369.2 million were invested in 3Q07, which were intended for maintenance of networks and systems quality and capacity, expansion of coverage and terminals into the corporate segment, among other things. The 3Q07 CapEx represented 11.4% over the net revenue. The year-to-date invested total was R$ 941.9 million, represented 10.3% the net revenue.

CAPEX - VIVO
R$ million				Accum
	3 Q 07	2 Q 07	3 Q 06	2007	2006

Network	206.7	190.3	202.6	495.1	434.3
Technology / Information System	48.1	46.3	107.1	138.2	280.6
Other	114.4	100.7	135.1	308.6	349.1
Total	369.2	337.3	444.8	941.9	1,064.0

% Net Revenues	11.4%	11.2%	15.7%	10.3%	13.3%

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
VIVO Participações S.A.

1.         We have performed a special review of the quarterly financial information (ITR) of  VIVO Participações S.A. (“the Company”) and Vivo Participações S.A. and subsidiary for the quarter ended September 30, 2007, including the balance sheets, the related statements of operation, the report on the Company’s performance and other significant information prepared by Company management in accordance with the accounting practices adopted in Brazil.

2.         Our review was conducted in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil together with the CFC - Federal Board of Accountancy which consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events which have or might have significant effects on the financial position and results of operations of the Company.

3.         Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information (ITR) referred in the first paragraph for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Exchange Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

4.         The statements of operation of the Company and consolidated for the quarter and nine-month period ended September 30, 2006, presented for purposes of comparison, were reviewed by other independent auditors, who issued a unqualified special review report thereon dated October 25, 2006.

São Paulo, October 26, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15199/O-6

                   Luiz Carlos Passetti                                     Drayton Teixeira de Melo
   Accountant CRC-1-SP-132776/O                         Accountant CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 04, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.